Exhibit 99.1

Corporate Update

For Immediate Release	May 13, 2014

Rio Alto Mining Limited (“Rio Alto” or the “Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) wishes to announce the results of its annual and special meeting of shareholders held on May 12, 2014 in Toronto, Canada (the "Meeting"). A total of 106,245,277 common shares, representing 60.03% of the outstanding common shares, were represented at the Meeting.

Each of the matters voted upon at the Meeting is discussed in detail in the Company's Management Information Circular dated April 11, 2014, a copy of which being available on the Company's website and on SEDAR at www.sedar.com. The voting results for each matter voted on by the shareholders at the Meeting is provided below.

1. Fixing the Number of Directors

The shareholders passed a resolution fixing the number of directors to be elected at the Meeting at seven. The vote in respect of this matter carried out by show of hands.

2. Election of Directors

All of the nominees named in the Company’s Management Information Circular were elected as directors of the Company. The vote in respect of this matter carried out by ballot. The detailed results of voting are as follows.

	Votes for		Votes Withheld		2013 Votes
Nominee	Number	Percentage	Number	Percentage	For
Klaus Zeitler	71,680,129	79.89	18,043,697	20.11	83.1%
Alexander Black	88,728,966	98.89	994,860	1.11	99.9%
Victor Gobitz	88,712,756	98.87	1,011,070	1.13	98.2%
Ram Ramachandran	88,733,466	98.90	990,360	1.10	99.78%
Drago Kisic	88,733,256	98.90	990,570	1.10	99.79%
Roger Norwich	88,742,366	98.91	981,460	1.09	84.99%
Sidney Robinson	88,737,256	98.90	986,570	1.10	99.73%

3. Appointment of Auditors

The shareholders approved the appointment of Grant Thornton LLP, Chartered Accountants, as the auditors of the Company to hold office until the close of the next annual meeting of shareholders of the Company at a remuneration to be fixed by the directors of the Company. The vote in respect of this matter was carried out by show of hands.

4. Approval of Unallocated Options

The shareholders approved a resolution approving the unallocated options pursuant to the Company’s Stock Option Plan; The vote in respect of this matter was carried out by ballot, with 82.78% of votes cast being in favour of the resolution.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto's SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Alex Black
President & CEO

FOR FURTHER INFORMATION, CONTACT:

Alex Black, President & CEO		Alejandra Gomez, Investor Relations
Phone:	+51 1 625 9900	Phone:	+1 604 628 1401
		Fax:	+1 866 393 4493
Web:	www.rioaltomining.com	Email:	alejandrag@rioaltomining.com